PROSPECTUS SUPPLEMENT (To Prospectus dated July 16, 2008, as supplemented by Prospectus Supplement dated September 17, 2009)	Filed pursuant to Rule 424(b)(2) Registration No. 333-152005
Solarfun Power Holdings Co., Ltd.
3,888,399 American Depositary Shares
We and Morgan Stanley & Co. Incorporated entered into an equity distribution agreement, dated September 17, 2009, pursuant to which we may offer and sell up to an aggregate sale price of US$30,000,000 of American Depositary Shares, or ADSs, each representing five ordinary shares, par value US$0.0001 per ordinary share, from time to time through Morgan Stanley & Co. Incorporated, as our sales agent. The equity distribution agreement has been terminated as of May 21, 2010.
Under this equity distribution agreement, we issued and sold 3,888,399 ADSs and received proceeds as provided below:

Gross proceeds to us	$23,101,917.71
Commission to Morgan Stanley & Co. Incorporated	$577,552.41
Proceeds to us before expenses	$22,524,365.30
Our ADSs are listed on the Nasdaq Global Market under the symbol “SOLF.” The last reported sale price of our ADSs on May 21, 2010 was 6.70 per ADS.
This prospectus supplement should be read in conjunction with, and may not be delivered or utilized without, the prospectus dated July 16, 2008, as supplemented by the prospectus supplement dated September 17, 2009.
Investing in the ADSs involves risks. See “Risk Factors” beginning on page 4 of the prospectus dated July 16, 2008 and on page S-3 of the prospectus supplement dated September 17, 2009.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
MORGAN STANLEY
May 24, 2010

CAPITALIZATION
     The following table sets forth our capitalization as of June 30, 2009:
•	on an actual basis; and
•	on an adjusted basis giving effect to our issuance and sale of 3,888,399 ADSs in the offering which commenced on September 17, 2009 with net proceeds to us of $21,821,069.

	As of June 30, 2009
	Actual	Actual(1)	As Adjusted	As Adjusted(1)
	(RMB)	(US$)	(RMB)	(US$)
		(in thousands)
Shareholders’ equity Ordinary shares, US$0.0001 par value, 500,000,000 shares authorized; and 269,066,744 shares issued and outstanding; 288,508,739 shares issued and outstanding on an as adjusted basis	214	32	227	33
Additional paid-in capital	2,164,186	316,854	2,313,165	338,667
Statutory reserve	49,589	7,260	49,589	7,260
Retained earnings	282,797	41,404	282,797	41,404
Total shareholders’ equity	2,496,786	365,550	2,645,778	387,365
Total capitalization	2,496,786	365,550	2,645,778	387,365

(1)	The translations of RMB into U.S. dollars are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2009, which was RMB6.8302 to US$1.00.